UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled:  “D. Medical Reports Fourth Quarter and Full Year 2010 Financial Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports Fourth Quarter and Full Year 2010 Financial Results

Tirat Carmel, Israel – March 9, 2011 – D. Medical Industries Ltd. (NASDAQ, TASE: DMED) ("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the quarter and year ended December 31, 2010. Results were characterized by the Company’s ongoing preparations for the commercial launch of its products later in 2011.

Fourth Quarter Highlights:

•
In December 2010, D. Medical announced the appointment of U.S. diabetes industry veteran, Zoe H. Myers, as the Company’s Chief Commercial Officer, effective February 1, 2011. Ms. Myers’ responsibilities include leading global commercial strategy and U.S. operations for D. Medical.

•
In October 2010, D. Medical announced the execution of an agreement with Pharmaserve-Lilly S.A.C.I. for the distribution of the Company’s ADI durable insulin pump, related consumables and its Universal Detach Detect Infusion Sets in Greece.

Financial Results:

The unaudited selected consolidated financial results presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.549 to US$1.00, the representative rate of exchange as of December 31, 2010 as published by the Bank of Israel.

Sales for three and twelve months ended December 31, 2010 were nil and NIS 1,264 thousand (US$ 356 thousand), respectively.  As was the case in Q3-2010, the Company does not believe that fourth quarter sales met its revenue recognition criteria.  Therefore, it has resolved not to recognize these sales as revenues at this time. D. Medical commenced sales and marketing operations in late 2009.  Sales for both the 2009 fourth quarter and full year totaled NIS 368 thousand (US$ 104 thousand).

Cost of sales for three and twelve month periods ended December 31, 2010 were NIS 3,443 thousand (US$ 970 thousand) and NIS 8,316 thousand (US$ 2,343 thousand), respectively.  D. Medical had no cost of sales until the fourth quarter of 2009.  For that period, they totaled NIS 657 thousand (US$ 185 thousand).

R&D expenses for the three and twelve months ended December 31, 2010 were NIS 6,057 thousand (US$ 1,707 thousand) and NIS 14,100 thousand (US$ 3,973 thousand), respectively. This compares to R&D expenses of NIS 3,010 thousand (US$ 848 thousand) and NIS 13,193 thousand (US$ 3,717 thousand) for the three and twelve months ended December 31, 2009, respectively. The increase in the fourth quarter of 2010 was due to the preparation for commercialization of the Company’s Spring Hybrid Patch pump.

Selling and marketing expenses for the three and twelve months ended December 31, 2010 were NIS 1,322 thousand (US$ 372 thousand) and NIS 3,731 thousand (US$ 1,051 thousand), respectively. Selling and marketing expenses for both the three and twelve months ended December 31, 2009 were NIS 698 thousand (US$ 197 thousand).  The increase in the fourth quarter of 2010 was due to the efforts invested in introducing the Company's products.

General and administrative expenses for the three and twelve months ended December 31, 2010 were NIS 3,373 thousand (US$ 950 thousand) and NIS 11,365 thousand (US$ 3,202 thousand), respectively.  General and administrative expenses for the same periods in 2009 were NIS 1,948 thousand (US$ 549 thousand) and NIS 5,563 thousand (US$ 1,567 thousand), respectively. The increase in the 2010 fourth quarter was primarily due to the Company’s shares being co-listed for trading on NASDAQ in addition to TASE.

D. Medical’s attributed comprehensive losses for the three and twelve months ended December 31, 2010 were NIS 14,746 thousand (US$ 4,154 thousand) or NIS 1.90 (U.S. $0.53) per share and NIS 45,894 thousand (US$ 12,931 thousand) or NIS 6.60 (US$ 1.86) per share, respectively. The Company noted that its 2010 full year loss reflects registration costs of NIS 6,049 thousand (US$ 1,704 thousand) and fair value losses on warrants at fair value through profit or loss of NIS 2,469 thousand (US$ 696 thousand) as a component of financial costs, all of which were incurred during the first nine months of the year.   D. Medical’s attributed losses for the three and twelve months ended December 31, 2009 were NIS 2,291 thousand (US$ 646 thousand), or NIS 0.45 (US$ 0.13) per share, and NIS 19,015 thousand (US$ 5,358 thousand), or NIS 3.89 (US$ 1.09) per share, respectively.

As at December 31, 2010, D. Medical had cash and cash equivalents of NIS 35,293 thousand (US$ 9,944 thousand). This compares to NIS 24,388 thousand (US$ 6,872 thousand) as at December 31, 2009. The increase is mainly attributable to proceeds from D. Medical's U.S. initial public offering and from the exercise of warrants, affected during the first quarter of 2010, partially offset by cash used in operating activities during 2010.

"We went into 2011 confident that our focus on moving towards mass production, allowing us to further reduce our cost of sales and, thereby, to more fully capitalize on the cost-effectiveness of our unique spring-based design, would help us make the important transition from an R&D company into a commercially viable enterprise.  Now, the success of that focus has left us well positioned to successfully launch our diabetes treatment and drug delivery products into our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing later this year,” commented Efri Argaman, D. Medical’s Chief Executive Officer.

Events Subsequent to Year-End:

•
In January 2011, the Company announced the successful bid by its Swedish distributor for the marketing and sales of D. Medical's Universal Detach Detect Infusion Sets in Sweden. The bid was won in the region of Vastra Gotaland, which constitutes approximately 25% of the entire Swedish market. The distribution of D. Medical’s Universal Detach Detect Infusion Sets in this region is expected to generate more than US$ 2 Million in product sales over the next three years.

•
In February 2011, the Company announced that its wholly owned subsidiary, Spring-Set Health Solutions Ltd., has achieved ISO 13485:2003 and ISO 9001:2008 certifications. Spring-Set designs and markets the Company’s Universal Detach Detect Infusion Sets.

•
The Company’s groundbreaking new “Spring Hybrid Patch” insulin pump solution was introduced via a presentation at the Fourth International Conference on Advanced Technologies and Treatments for Diabetes which took place in London, UK in February  2011.

Conference Call

D. Medical will host a conference call to discuss these results today, March 9th, at 8:30 a.m. (Eastern Standard Time).  Those wishing to access the live conference call by telephone should dial 877-312-5445 (within the United States) or 253-237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on the company's website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:
Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations
Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)
(Unaudited)

			Convenience translation into US$ (in thousands)
	December 31,	December 31,	December 31,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	35,293	24,388	9,944
Short term deposits	3,561	208	1,003
Trade accounts receivable	322	103	91
Other	2,375	1,097	669
Inventory	2,494	499	703
T o t a l current assets	44,045	26,295	12,410

NON-CURRENT ASSETS :
Property and equipment, net	3,815	2,103	1,075
Intangible assets, net	13,505	14,482	3,805
Long-term deposits and loans	222	285	63
T o t a l non-current assets	17,542	16,870	4,943
T o t a l assets	61,587	43,165	17,353

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	3,726	1,165	1,050
Other	3,161	2,695	891
T o t a l current liabilities	6,887	3,860	1,941

NON-CURRENT LIABILITIES:
Warrants	-	2,606	-
Provision for royalties to the Israeli Office of Chief Scientist	5,236	4,048	1,475
Liability to minority interest	-	3,085	-
Liability for severance pay – net	76	233	21
T o t a l non-current liabilities	5,312	9,972	1,496
T o t a l liabilities	12,199	13,832	3,437

EQUITY:
Equity attributable to owners of the parent: Share capital - issued and outstanding - December 31, 2009 – 5,384,342 shares December 31, 2010 - 7,777,436 shares
Ordinary shares	2,549	1,783	718
Share premium and other reserves	227,739	167,355	64,170
Warrants and equity portion of convertible debt	3,048	3,048	859
Accumulated losses	(186,892)	(143,442)	(52,660)
	46,444	28,744	13,087
MINORITY INTEREST	2,944	589	829
T o t a l equity	49,388	29,333	13,916
T o t a l liabilities and equity	61,587	43,165	17,353

D MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(NIS in thousands except per share data)
(Unaudited)

					Convenience translation into US$ (in thousands)
					Three months	Twelve months
	Three months ended December 31		Year ended December 31		ended December 31	ended December 31
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales	-	368	1,264	368	-	356
Cost of sales	3,443	657	8,316	657	970	2,343
	3,443	289	7,052	289	970	1,987
Research and development expenses – net	6,057	3,010	14,100	13,193	1,707	3,973
Selling and marketing expenses	1,322	698	3,731	698	372	1,051
General and administrative expenses	3,373	1,948	11,365	5,563	950	3,202
Other income - net	(602)	(836)	(867)	(714)	(170)	(244)
Operating loss	13,593	5,109	35,381	19,029	3,829	9,969
Registration costs	-	-	6,049	-	-	1,704
Finance income	(75)	(389)	(287)	(243)	(21)	(81)
Fair value losses (gains) on warrants at fair value through profit or loss	-	(3,094)	2,469	(244)	-	696
Finance costs	1,228	665	2,282	473	346	643
Finance (income) costs – net	1,153	(2,818)	4,464	(14)	325	1,258
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	14,746	2,291	45,894	19,015	4,154	12,931
ATTRIBUTABLE TO:
Owners of the parent	14,452	2,320	43,452	18,435	4,072	12,243
Minority interest	294	(29)	2,442	580	82	688
	14,746	2,291	45,894	19,015	4,154	12,931
LOSS PER SHARE ATTRIBUTABLE
TO THE EQUITY HOLDERS OF THE COMPANY -
Basic and diluted	1.90	0.45	6.60	3.89	0.53	1.86